

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2019

Paul Ainsworth
Chief Financial Officer
CONTINENTAL MATERIALS CORP
440 South LaSalle Street, Suite 3100
Chicago, Illinois 60605

> **Re: CONTINENTAL MATERIALS CORP**
> **Form 8-K/A filed September 18, 2019**
> **File No. 001-03834**

Dear Mr. Ainsworth:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction